FR8tech

Freight Technologies (NASDAQ: FRGT)
June 2022

Safe Harbor Statement

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Freight Technologies' and Fr8App's actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Freight Technologies' and Fr8App's expectations with respect to future performance and anticipated financial impacts of the acquisition.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Freight Technologies' and Fr8App's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of COVID-19 pandemic on Fr8App's business; (2) the inability to maintain the listing of Freight Technologies' ordinary shares on Nasdaq; (3) the ability to recognize the anticipated benefits of the merger, which may be affected by, among other things, competition, the ability of Fr8App to grow and manage growth profitably, and retain its key employees; (4) costs related to the merger; (5) changes in applicable laws or regulations; (6) the possibility that Freight Technologies or Fr8App may be adversely affected by other economic, business, and/or competitive factors; (7) risks relating to the uncertainty of the projected financial information with respect to Fr8App; (8) risks related to the organic and inorganic growth of Fr8App's business and the timing of expected business milestones; and (9) other risks and uncertainties identified, including those under "Risk Factors", to be filed by in Freight Technologies' other filings with the SEC. Freight Technologies cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Freight Technologies and Fr8App caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Freight Technologies and Fr8App do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

This presentation contains trademarks, trade names and copyrights of Fr8App and other companies, which are the property of their respective owners.



Fr8App is a B2B Marketplace powered by AI and Machine Learning

One of the most connected & intelligent freight platform for cross-border shipping in the NAFTA region.

Revolutionizing Cross-border Shipping

Our mission is to revolutionize cross-border shipping by providing carriers with increased growth opportunities and shippers with flexibility, visibility and simplicity for the once-complex process of international over-the-road (OTR) shipping



Investment Rationale

HUGE MARKET OPPORTUNITY

SCALABLE DIFFERENTIATED TECHNOLOGY

BUILDING MARKET LEADERSHIP

SUCCESSFUL GROWTH STRATEGY

Opportunity: Massive Market with Extreme Inefficiencies

- **Fragmented** and inefficient **market** creates opportunities
- **Lack** of pricing **transparency**
- **Inefficient** matching
- **Low technology** penetration
- Cross-border **complexity**



Mex - US Cross Border
$385B
Freight Spend (1)
US- Domestic
$732B
Freight Spend (2)
Mexican - Domestic
$34 B
Freight Spend (3)

1. https://explore.dot.gov/t/BTS/views/Dashboard_StatebyPort/Overview?%3Aiid=3&%3AisGuestRedirectFromVizportal=y&%3Aembed=y&%3AusingOldHashUrl=true
2. https://www.trucking.org/economics-and-industry-data
3. https://canacar.com.mx/servicios/estadistica/agenda-economica-del-autotransporte-carga-2021/

Tradional Broker

FR8APP





A complex and broken model that results in bad outcomes for all players in the ecosystem.

Fr8App automates the process, making transportation more efficient and reducing logistic costs.

Our Technology Reduces Waste & Inefficiency


24/7 Live traking
Route plan
Bid on loads
Marketplace
Document management
Messenger center
SHIPPER
CARRIER
One control center
Data analytics
Catch loads

Software Solutions Add Extra Value

FR8tms

Shipments across border quickly, safely, and with less hassle with Fr8tms (Transportation management system)

Shippers post their loads, the destination-anywhere in the USA, Mexico or Canada-and the amount the desired price and match with a secure carrier quickly. Once the shipment is on its way, real-time 24/7 tracking and updates are provided.



API & EDI

AI
core
platform



FR8fms

With Fr8fms (Fleet Management System), carriers streamline daily operations and get paid faster

Carriers match quality loads on favorite routes at the desired rate want. With real-time 24/7 tracking, spend less time reporting updates on truck locations and focus on matching more loads.

Expanding Platform, Revolutionizing Freight Logistics

Attracting broader customer base and increasing stickiness with additional features


FR8radar
FR8tms
FR8fleet
FR8data
CAN
USA
fr8app
Broker Portal
MEX
FR8fms

Committed to the Environment

Leveraging our technology business to reduce the carbon footprint by optimizing empty miles and reducing paper consumption.


NATURE
has no borders
REFORESTATION CAMPAIGN
September 3rd, 2021
Monterrey, MEX.
fr8app


My loads
Booked
Past
John Doe
Chicago, IL
Tijuana, MX
#94567
Status: Picking Up
Change Status

Building Relationships with Key Players

Growing **strategic accounts** by building deep and long term relationships, providing excellent service combined with technology. Fast growing customer base with enterprise accounts.

Kimberly-Clark SAMSUNG P&G Procter&Gamble BARCEL **and more...**

Integrating with other tech companies in the industry to provide a all-in one solution for all the inefficiencies in the transportation industry.

project44 DAT Freight & Analytics newtrul zaro transportation Recurso Confiable REGISTRY MONITORING INSURANCE SERVICES INC.

Our Foothold in Mexico is a Key Differentiator

US Mexico Canada (USMCA) MARKETPLACE	USA MARKETPLACES	TRADITIONAL BROKERS LOGISTICS/3PL
		
	Uber Freight CONVOY TRANSFIX	C.H. ROBINSON LIVINGSTON

Strengthened Management



Javier Selgas
CEO & Director



Mike Flinker
President



Paul Freudenthaler
CFO



Luisa López
COO

Álvaro Garrido
IT Director

Harry Martin
Head of Sales

Paul Burkhart
Head of Pricing

Mario Mena
Head of People

Tim Wells
Head of Carriers

Significant Fr8App Revenue Growth Trends

Loads carried trending positive in 2022
Management reiterated Fr8App revenue guidance of 86+%* growth from 2021 to 2022

Quarterly Fr8App Revenue Growth


11%
$4.8
$5.3
Q1 2021 Act
Q2 2022 Pre

Annual Fr8App Revenue Growth


86+%
$4.2
$9.2
$21.5
$40.0
2019 Act
2020 Act
2021 Pre
2022 Guid

* *2022 Fr8App revenue guidance as of May 24, 2022 press release.*

Product Roadmap & Company Milestones

2016

Start Development

2017

Launch Fr8App

2019

Business Intelligence & Analytics

2020

Release Fr8App 2.0

TMS expansion

API integration

RMIS
DAT
Dangil

2021

Integrated EDI with shippers

Increased API Integrations

Established Fr8University

Launched
- Broker portal
- Carta Porte
- Internal Pricing Tool
- Offer Manager
- Automated Onboarding

2022

FR8Fleet for dedicated capacity

AI and Big Data solutions

Release Fr8App 3.0

EDI integration with carriers

Increase API Integrations

2023

Continue to

Expand carrier relationships

Grow strategic shipper accounts

Strength team with Fr8University

Build additional tech capabilities

Launch more solutions powered by AI, data and automation

Investment Rationale

HUGE MARKET OPPORTUNITY

$385B cross-border US-Mexico trade

$34B Mexico domestic

$732B US domestic

SCALABLE DIFFERENTIATED TECHNOLOGY

Providing competitive advantages to carriers

Fr8App platform

Data driven analytics
Open architecture
Scalable framework

BUILDING MARKET LEADERSHIP

Advantages from being among the first in Mexico and with this type of platform

Positive Fr8App revenue trends in 2022

SUCCESSFUL GROWTH STRATEGY

Launching numerous product offerings

Collaborating with key players

Investing in human capital



We Are #Roadmates

Thank you

FR8tech